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FORM 3          UNITED STATES SECURITIES AND EXCHANGE COMMISSION      OMB APPROVAL
                                Washington, D.C. 20549            OMB Number 3235-0104
                                                                  Expires: September 30, 1998
                                                                  Estimated Average burden
                                                                  hours per response . . . 0.5
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             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

       Field pursuant to Section 16(a) of the Securities Exchange Act of 1934 of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting  2. Date of Event Re-   4. Issuer Name and Ticker
   Person*                                                  or Trading Symbol
                                     Requiring Statement
   Hearst Broadcasting, Inc.         (Month/Day/Year)       Hearst-Argyle Television, Inc.
   (Last)    (First)   (Middle)                             (NASDAQ: HATV)
   959 Eighth Avenue                    12/31/97
                                                         5. Relationship of Reporting    6. If Amendment,
              (Street)                                      Person to Issuer                Date of
                                                            (Check all applicable)          Original
   New York, New York 10019                                                                 (Month/Day/Year)
                                   3.IRS or Social Se-
   (City)     (State)  (Zip)         curity Number of    __ Director  <checked-box> 10% Owner
                                     Reporting Person    __ Officer (give    __ Other (specify
                                     (Voluntary)                     title             below)
                                                                     below)
                                                                                         7. Individual
                                                                                            or Joint/
                                                                                            Group Filing
                                                                                            (Check Appli-
                                                                                            cable Line)
                                                                                            <checked-box>Form
                                                                                            filed by One
                                                                                            Reporting Person
                                                                                            __ Form filed
                                                                                            by More than One
                                                                                            Reporting Person
                         Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security   2.  Amount of Securities   3. Ownership   4. Nature of Indirect Beneficial Ownership
    (Instr. 4)              Beneficially Owned        Form: Direct   (Instr. 5)
                            (Instr. 4)                (D) or Indirect
                                                      (I) (Instr. 5)

     NONE.

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).                                         (SEC 1473 (9-96)

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative       2. Date Exer-            3.  Title and    4. Conver-   5. Owner-   6. Nature of
   Security                     cisable and               Amount          sion or      ship        Indirect
   (Instr. 4)                   Expiration                of Securities   Exercise     Form of     Beneficial
                                Date                      Underlying      Price of     Deri-       Ownership
                                (Month/Day/               Derivative      Deri-        vative      (Instr.5)
                                 Year)                    Security        vative       Security:
                                                          (Instr. 4)      Security     Direct (D)
                                                                                       or Indirect
                                                                                       (I) (Instr. 5)

                            Date      Expiration       Title   Amount
                          Exercisable    Date                  or Number
                                                               of Shares


Series B Common Stock          (1)       N/A         Series A  41,298,648    (1)            (D)
                                                     Common
                                                     Stock,
                                                     par value
                                                     $.01

Explanation of Responses:

(1) On December 31, 1997, The Hearst Corporation ("Hearst"), in connection with a Hearst internal corporate reorganization contributed all of the Issuer's Series B Common Stock, $.01 par value, owned by Hearst to Hearst Broadcasting, Inc. Each share of the Issuer's Series B Common Stock is convertible at any time into one share of the Issuer's Series A Common Stock.

(2) Convertible at any time.

                                                                    /s/ David J. Barrett          1/12/98
                                                                    _____________________________ _______
                                                                  **Signature of Reporting Person   Date

                                                                         Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient,
  See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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